

June 7, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2022**
> **File No. 333-264073**

Dear Mr. Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Risks Related to Our Business and Industry, page 19

1. We note your risk factor on page 26 where you disclose details of your indebtedness as of March 26, 2022. As the latest financial statements presented in your registration statement are as of March 31, 2022, please update this information as of this more current date.

Selected Historical Financial and Other Data, page 42

2. Please revise the second sentence of the first paragraph to indicate that you derived the selected balance sheet data as of March 31, 2022 and December 31, 2021 and 2020 and the statements of operations data for the three months ended March 31, 2022 and 2021

and the years ended December 31, 2021 and 2020, from the financial statements included elsewhere in the prospectus.

Experts, page 99

3.   Please remove the reference to the financial statements as of March 31, 2022 as they have not been audited by your independent accountants.

Financial Statements
Consolidated Statements of Stockholders'/Members' Equity, page F-5

4.   We note that in response to prior comment four, you revised the statements of stockholders' equity to retrospectively adjust the Class A and Class B Common shares. However, you should also retroactively redistribute the member entity's units and equity to additional paid in capital and retained earnings as appropriate for all periods presented. Such revisions will obviate the need for the removal of the members' units and equity as currently depicted in your statement of stockholders' equity for the year ended December 31, 2021 and described as *Conversion from LLC to Corporation*. We would expect these changes to similarly impact your consolidated balance sheets included on page F-3.

5.   Please present separate statements of stockholders' equity for three months ended March 31, 2022 and 2021 which are unaudited from the audited statements of stockholders' equity for the years ended December 31, 2021 and 2020.

Note 2 - Summary of Significant Accounting Policies
Restatement of Financial Statements, page F-7

6.   We note your disclosure in which you state, "Due to the equity share exchange described in Note 2 above, the reorganization of entities under common control results in a change to be retrospectively applied to all financial statements presented, the Company has restated the December 31, 2021 financial statements to correct this." Please revise this statement to indicate the reorganization of entities under common control resulted in a change in reporting entity which was retrospectively applied to all financial statement periods presented as well as the equity share exchange is described in Note 1 rather than Note 2.

In addition, we note your disclosure in which you state the correction of the error had an insignificant impact on the financial statements. However, the fact that you restated your financial statements to correct for this error implies the error is material and the impact on the financial statements significant.   Please revise your disclosures to remove this inconsistent statement.

Exhibits

7.   We note that Exhibit 4.3 provides that all questions concerning the construction, validity, enforcement and interpretation of any warrant shall be governed by and construed and

enforced in accordance with the internal laws of the State of New York, and all legal proceedings shall be commenced exclusively in the state and federal courts sitting in the City of New York. Please disclose in your registration statement whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in Exhibit 4.3 states this clearly.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.